Iron Eagle Group, Inc.
                     61 West 62nd Street, Suite 23F
                       New York, Mew York 10023

February 10, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4628
Washington, D.C. 20549


Re:     Iron Eagle Group, Inc.
        Form 8-K
        Filed February 4, 2011
        File No. 000-22965

Dear Sir or Madam:

Pursuant to your comment letter dated February 7, 2011, please note the following:

We hereby acknowledge that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Very truly yours,


/s/Jason Shapiro
--------------------------
Jason Shapiro
Chief Executive Officer